

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 19, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Peter G. Dornau
Chief Executive Officer
Ocean Bio-Chem, Inc.
4041 SW 47 Avenue
Fort Lauderdale, FL 33314-4023

> **RE: Ocean Bio-Chem, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 0-11102**

Dear Mr. Dornau:

   We have reviewed your response letter dated July 18, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Financial Statements

Note 4 – Long-term debt, page F-10

1. We read your response to comment three from our letter dated July 7, 2006. Please ensure the information included in your response, including the value allocated to the warrants, the change in allocation between notes payable and additional paid in capital, and the period over which the value of the warrants will be amortized to interest expense, is disclosed in future filings.

Note 8 – Stock options, page F-13

2. We read your response to comment four from our letter dated July 7, 2006. Based on your response, which refers to pro forma disclosure, it appears that the $221,897 represents the fair value of the stock options at the date of the modification, rather than the intrinsic value at that date. If our assumption is correct, please tell us the intrinsic value of the stock options as of the re-measurement date. Please tell us the portion of that should have been recorded in each of the quarterly periods in during fiscal years ended December 31, 2005 and 2004. If you conclude that the intrinsic value is not material to your results for either of the years ended December 31, 2005 and 2004, for any of the quarterly periods in 2005 or 2004, or for the period in which you intend to record the cumulative catch-up adjustment, please provide us with your SAB 99 analysis, including a discussion of both the qualitative and quantitative factors you considered. If you determine these amounts are material, please include this restatement in your amended Form 10-K for the fiscal year ended December 31, 2005 and amend your Form 10-Q for the fiscal quarter ended March 31, 2006.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief